UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WORLD WRESTLING ENTERTAINMENT, LLC

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon

World Wrestling Entertainment, Inc.

1241 E. Main Street

Stamford, Connecticut 06902

(203) 352-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98156Q108

1	NAMES OF REPORTING PERSONS Vincent K. McMahon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 6 (“Amendment No. 6”) is filed by the Reporting Person and amends the Reporting Person’s Schedule 13D filed on April 4, 2023 (“Amendment No. 5”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previous amendments to or the original filing of the Reporting Person’s Schedule 13D.

As set forth below, as a result of the transactions described herein, the Reporting Person ceased to be the beneficial owner of more than five percent of the WWE Common Stock (as defined below) after giving effect to the Transactions (as defined below).

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 5 is hereby amended and supplemented as follows:

On September 12, 2023 (the “Closing Date”), pursuant to the Transaction Agreement, dated as of April 2, 2023 (the “Transaction Agreement”), by and among Endeavor Group Holdings, Inc. (“Endeavor”), Endeavor Operating Company, LLC (“EOC”), TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) (“TKO OpCo”), World Wrestling Entertainment, Inc. (“WWE”), TKO Group Holdings, Inc. (f/k/a New Whale Inc.) (“TKO”), and Whale Merger Sub Inc. (“Merger Sub”), (i) WWE undertook certain internal restructuring steps as further described in the Transaction Agreement; (ii) Merger Sub merged with and into WWE (the “Merger”), with WWE surviving the Merger (the “Surviving Entity”) and becoming a direct wholly owned subsidiary of TKO; (iii) immediately following the Merger, TKO caused the Surviving Entity to be converted into a Delaware limited liability company (“WWE LLC”) and TKO became the sole managing member of WWE LLC (the “Conversion”); and (iv) following the Conversion, TKO (x) contributed all of the equity interests of WWE LLC to TKO OpCo in exchange for 49% of the membership interests in TKO OpCo on a fully diluted basis, and (y) issued to EOC and certain of Endeavor’s other subsidiaries a number of shares of TKO’s Class B common stock, par value $0.00001 per share (the “TKO Class B Common Stock”), representing, in the aggregate, 51% of the total voting power of TKO’s stock on a fully-diluted basis, in exchange for a payment equal to the par value of such TKO Class B Common Stock (the transactions described in the foregoing, collectively, the “Transactions”).

At the effective time of the Merger (the “Effective Time”), (x) each outstanding share of WWE’s Class A common stock, par value $0.01 per share (the “WWE Class A Common Stock”), and (y) each outstanding share of WWE’s Class B common stock, par value $0.01 per share (the “WWE Class B Common Stock,” and together with the WWE Class A Common Stock, the “WWE Common Stock”), that was outstanding immediately prior to the Effective Time, but excluding any Cancelled WWE Shares (as defined in the Transaction Agreement), was, in each case, converted automatically into the right to receive one share of TKO Class A Common Stock.

In addition, at the Effective Time, (i) each award of restricted stock units of WWE (each, an “RSU”) outstanding immediately prior to the Effective Time (including each award of RSUs held following conversion of performance stock units of WWE granted in 2023 (each a “2023 PSU”) as described below was converted into an award of restricted stock units, on the same terms and conditions as were applicable under the award of RSUs immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of TKO Class A Common Stock equal to the number of shares of WWE Class A Common Stock subject to such award of RSUs, and (ii) each award of performance stock units of WWE (each, a “PSU”) outstanding immediately prior to the Effective Time (excluding, for the avoidance of doubt, the 2023 PSUs) was converted into an award of performance stock units, on the same terms and conditions as were applicable under the award of PSUs immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of TKO Class A Common Stock equal to the number of shares of WWE Class A Common Stock subject to such award of PSUs. Prior to the Effective Time, each award of 2023 PSUs was adjusted into an award of RSUs with respect to a number of shares of WWE Class A Common Stock subject to such award of 2023 PSUs (assuming that the performance condition was satisfied at target), with such RSUs vesting in three equal annual installments, on July 20 of each of 2024, 2025 and 2026, subject to the applicable employee’s continued employment or service through the applicable vesting date (and otherwise remaining subject to the same terms and conditions as were applicable under the award of 2023 PSUs immediately prior to such conversion (including any provisions for acceleration of vesting)).

The foregoing description of the Transaction Agreement and the Transactions is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference herein.

Prior to the Effective Time, shares of WWE Class A Common Stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on The New York Stock Exchange (the “NYSE”). As a result of the Transactions, shares of WWE Class A Common Stock are no longer traded or listed on the NYSE, and have been substituted for shares of TKO Class A Common Stock listed on the NYSE. As of the open of trading on September 12, 2023, shares of TKO Class A Common Stock now trade on the NYSE under the ticker symbol “TKO.”

On the Closing Date, WWE LLC notified the NYSE of the consummation of the Transactions and requested that the NYSE file with the SEC a notification of removal from listing on Form 25 in order to delist the WWE Class A Common Stock from the NYSE and deregister the WWE Class A Common Stock under Section 12(b) of the Exchange Act. WWE LLC also intends to file a Form 15 with the SEC to terminate its registration under the Exchange Act in respect of the shares of WWE Class A Common Stock and suspend its reporting obligations under Sections 12(g) and 15(d) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5(a-c) and (e) of Amendment No. 5 are hereby amended and restated as follows:

(a-c), (e) On the Closing Date, as a result of the Transactions, all of the Reporting Person’s shares of WWE Common Stock were converted automatically into the right to receive one share of TKO Class A Common Stock and the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the WWE Common Stock.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Amendment No. 6:

(1)	Transaction Agreement, dated April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC), World Wrestling Entertainment, LLC (f/k/a World Wrestling Entertainment, Inc.), TKO Group Holdings, Inc. (f/k/a New Whale Inc.), and Whale Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of WWE’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2023

/s/ Vincent K. McMahon
Name: Vincent K. McMahon